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                                                                  EXHIBIT (a)(6)

The following is the text of an email message that the registrant intends to send, on or about September 20, 2002 and October 3, 2002, to employees eligible to participate in the offer to exchange.

     "This is a reminder to all employees with options eligible for the Option Exchange Program (i.e. you have options with an exercise price of $12.00 or greater granted on or after January 1, 2000 under the Keane, Inc. 1998 Stock Incentive Plan or the Metro Information Services, Inc. Amended and Restated 1997 Stock Option Plan). If you wish to participate in the Option Exchange Program, please submit your Election Form to Patricia MacKay (Ten City Square, Boston, MA 02129, Fax 617 241-0738). The election form must be received no later than 5:00 p.m. EDT on Monday, October 7, 2002. This is a firm deadline. We have attached a form of the Notice of Withdrawal that should be completed and delivered to Patricia MacKay if you would like to rescind an Election Form you previously submitted. If you have any questions about the Option Exchange Program, please email Patricia MacKay at patricia_a_mackay@keane.com. Thank you."

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